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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2001

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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

                         PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2000, a copy of which has been filed with the Securities and Exchange Commission.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                ------------------------
                                                                   2001          2000
                                                                ----------    ----------
Auction revenues............................................    $   25,445    $   26,769
Direct expenses.............................................         3,878         3,926
                                                                ----------    ----------
                                                                    21,567        22,843
Expenses:
  Depreciation and amortization.............................         2,067         1,718
  General and administrative................................        14,580        15,087
                                                                ----------    ----------
                                                                    16,647        16,805
                                                                ----------    ----------
Income from operations......................................         4,920         6,038
Other income (expenses):
  Interest expense..........................................          (954)         (746)
  Other.....................................................           397           334
                                                                ----------    ----------
                                                                      (557)         (412)
                                                                ----------    ----------
Income before income taxes..................................         4,363         5,626
Income taxes:
  Current...................................................         1,091         1,808
  Future....................................................           210           209
                                                                ----------    ----------
                                                                     1,301         2,017
                                                                ----------    ----------
Net income..................................................    $    3,062    $    3,609
                                                                ==========    ==========
Net income per share (In accordance with Canadian and
  United States GAAP)
  Basic.....................................................    $     0.18    $     0.22
                                                                ==========    ==========
  Diluted...................................................    $     0.18    $     0.21
                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                 MARCH 31      DECEMBER 31
                                                                   2001            2000
                                                                -----------    ------------
                                                                 UNAUDITED
ASSETS
Current assets:
  Cash and cash equivalents.................................     $108,967        $ 63,435
  Accounts receivable.......................................       46,528          10,565
  Inventory.................................................        4,191           9,175
  Advances against auction contracts........................        3,203              --
  Prepaid expenses and deposits.............................          951           1,234
  Income taxes recoverable..................................          723             911
  Capital assets available for sale.........................        4,690           7,305
                                                                 --------        --------
                                                                  169,253          92,625
Capital assets (note 3).....................................      143,920         140,621
Funds committed for debt payment (note 4)...................        6,964           3,250
Goodwill....................................................       29,704          30,116
Future income taxes.........................................        1,504           1,741
                                                                 --------        --------
                                                                 $351,345        $268,353
                                                                 ========        ========
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................     $119,020        $ 23,556
  Accounts payable and accrued liabilities..................       15,778          28,846
  Short-term debt...........................................          416           2,057
  Current bank term loans (note 4)..........................        7,989           7,309
                                                                 --------        --------
                                                                  143,203          61,768
Bank term loans (note 4)....................................       59,068          57,821
                                                                 --------        --------
                                                                  202,271         119,589
SHAREHOLDERS' EQUITY
  Share capital (note 5)....................................       69,132          69,132
  Additional paid-in capital................................        4,332           4,332
  Retained earnings.........................................       84,319          81,257
  Foreign currency translation adjustment...................       (8,709)         (5,957)
                                                                 --------        --------
                                                                  149,074         148,764
                                                                 --------        --------
                                                                 $351,345        $268,353
                                                                 ========        ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                              FOREIGN
                                                    ADDITIONAL               CURRENCY         TOTAL
                                           SHARE     PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                          CAPITAL    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                          -------   ----------   --------   -----------   -------------
Balance, December 31, 2000..............  $69,132     $4,332     $81,257      $(5,957)      $148,764
  Net income............................       --         --       3,062           --          3,062
  Foreign currency translation
     adjustment.........................       --         --          --       (2,752)        (2,752)
                                          -------     ------     -------      -------       --------
Balance, March 31, 2001.................  $69,132     $4,332     $84,319      $(8,709)      $149,074
                                          =======     ======     =======      =======       ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                --------------------
                                                                  2001        2000
                                                                --------    --------
Cash provided by (used in)
Operating Activities:
  Net income................................................    $  3,062    $  3,609
  Items not involving the use of cash
     Depreciation...........................................       1,655       1,305
     Amortization of goodwill...............................         412         413
     Future income taxes....................................         237         209
  Changes in non-cash working capital:
     Accounts receivable....................................     (35,963)    (26,600)
     Inventory..............................................       4,984      (8,890)
     Advances against auction contracts.....................      (3,203)     (1,343)
     Prepaid expenses and deposits..........................         283         329
     Auction proceeds payable...............................      95,464     106,721
     Accounts payable and accrued liabilities...............     (13,068)     (4,256)
     Income taxes recoverable...............................         188       1,071
     Other..................................................        (103)         32
                                                                --------    --------
                                                                  53,948      72,600
                                                                --------    --------
Financing Activities:
  Issuance of bank term loans...............................       5,000      10,000
  Repayment of bank term loans..............................      (2,341)     (1,860)
  Short-term debt...........................................      (1,641)      2,246
  Funds committed for debt repayment........................      (3,714)         --
                                                                --------    --------
                                                                  (2,696)     10,386
                                                                --------    --------
Investing Activities:
  Capital asset additions...................................      (5,720)    (14,446)
                                                                --------    --------
Increase in cash and cash equivalents.......................      45,532      68,540
Cash and cash equivalents, beginning of period..............      63,435      55,921
                                                                --------    --------
Cash and cash equivalents, end of period....................    $108,967    $124,461
                                                                ========    ========
Supplemental disclosure of cash flow information
  Interest paid.............................................    $  1,344    $    746
  Income taxes paid.........................................    $    876    $    662

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 2001
       (Information as at March 31, 2001 and for the three-month periods ended March 31, 2001 and 2000 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a) BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company").

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. There are no material differences between Canadian and United States generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the December 31, 2000 audited consolidated financial statements.

(b) COMPARATIVE FIGURES:

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

     Due to the seasonal nature of the Company's business, the results of operations for any interim period are not necessarily indicative of the results to be expected for other interim periods or the full year.

2.   CHANGE IN ACCOUNTING POLICY:

     Effective January 1, 2001 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") new handbook section 3500 regarding earnings per share. The new standard requires the use of the treasury stock method instead of the current imputed earnings approach to calculate diluted earnings per share. This change was given retroactive application. As there was no material effect of this change in accounting for earnings per share, no adjustment to previously reported balances was required.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 2001
       (Information as at March 31, 2001 and for the three-month periods ended March 31, 2001 and 2000 is unaudited)

3.   CAPITAL ASSETS

     Capital assets at March 31, 2001 are as follows:

                                                                        ACCUMULATED     NET BOOK
                                                              COST      DEPRECIATION     VALUE
                                                            --------    ------------    --------
Land and buildings under development....................    $ 12,004      $    --       $ 12,004
Land and improvements...................................      63,284        1,752         61,532
Buildings...............................................      63,200        5,550         57,650
Automotive equipment....................................       8,054        2,827          5,227
Computer equipment......................................       2,923        1,735          1,188
Computer software.......................................       2,261          622          1,639
Yard equipment..........................................       4,438        1,921          2,517
Office equipment........................................       3,477        1,753          1,724
Leasehold improvements..................................         659          220            439
                                                            --------      -------       --------
                                                            $160,300      $16,380       $143,920
                                                            ========      =======       ========

     Capital assets at December 31, 2000 are as follows:

                                                                        ACCUMULATED     NET BOOK
                                                              COST      DEPRECIATION     VALUE
                                                            --------    ------------    --------
Land and buildings under development....................    $ 13,854      $    --       $ 13,854
Land and improvements...................................      62,291        1,755         60,536
Buildings...............................................      58,639        5,011         53,628
Automotive equipment....................................       7,821        2,839          4,982
Computer equipment......................................       2,942        1,531          1,411
Computer software.......................................       2,261          621          1,640
Yard equipment..........................................       4,317        1,802          2,515
Office equipment........................................       3,421        1,685          1,736
Leasehold improvements..................................         520          201            319
                                                            --------      -------       --------
                                                            $156,066      $15,445       $140,621
                                                            ========      =======       ========

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 2001
       (Information as at March 31, 2001 and for the three-month periods ended March 31, 2001 and 2000 is unaudited)

4.   BANK TERM LOANS:

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
Term loan, unsecured, with $25 million bearing interest at
  7.21% and $10 million bearing interest at 7.10%, due in
  minimum annual instalments of $5 million ($1.75 million
  towards principal, $3.25 million towards a sinking fund),
  with the final payment occurring in 2004..................    31,500        33,250
Term loan, unsecured, of CAD $10 million bearing interest at
  7.195%, due in monthly instalments of interest only, with
  the full amount of the principal due in December, 2004....     6,344         6,669
Term loan, unsecured, of $5 million bearing interest at
  7.81%, due in minimum annual instalments of $250,000, with
  final payment occurring in 2005...........................     4,750         5,000
Term loan, unsecured, of $5 million bearing interest at
  7.91%, due in minimum annual instalments of $250,000, with
  final payment occurring in 2005...........................     5,000         5,000
Term loan, unsecured, of $5 million bearing interest at
  7.91%, due in minimum annual instalments of $714,300
  ($250,000 towards principal, $464,300 towards a sinking
  fund), with the final payment occurring in 2005...........     4,750         5,000
Term loan, unsecured, of $5 million bearing interest at
  7.15%, due in minimum annual instalments of $714,300
  ($250,000 towards principal, $464,300 towards a sinking
  fund), with the final payment occurring in 2006...........     5,000         5,000
Term loan, unsecured of $5 million bearing interest at 6.8%
  due in minimum annual instalments of $714,300 ($250,000
  towards principal, $464,300 towards a sinking fund) with
  the final payment occurring in 2006.......................     5,000            --
Term loan of AUD $2.7 million, secured by deeds of trust on
  specific property, with $1.7 million bearing interest at
  6.5% and $1 million bearing interest at the Australian
  prime rate, due in quarterly instalments of AUD $75,000,
  including interest, with final payment occurring in
  2010......................................................     1,123         1,321
Term loan of NLG 9.6 million, secured by deeds of trust on
  specific property, bearing interest at the Amsterdam
  Interbank Offered Rate plus  7/8%, due in quarterly
  instalments of NLG 125,000 including interest, with the
  final payment occurring in 2013...........................   $ 3,590       $ 3,890
                                                               -------       -------
                                                                67,057        65,130
Current portion.............................................     7,989         7,309
                                                               -------       -------
                                                               $59,068       $57,821
                                                               =======       =======

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 2001
       (Information as at March 31, 2001 and for the three-month periods ended March 31, 2001 and 2000 is unaudited)

5.   SHARE CAPITAL:

(a) SHARES ISSUED

    Issued and outstanding, December 31, 2000...................  16,748,563
      For cash, pursuant to stock options exercised.............       8,066
                                                                  ----------
    Issued and outstanding, March 31, 2001......................  16,756,629
                                                                  ==========

(b) OPTIONS

                                                                  NUMBER OF
                                                                   OPTIONS     EXERCISE PRICE
                                                                  ---------    --------------
    Outstanding, December 31, 2000..............................   241,636     $0.10 - 38.625
      Granted...................................................   147,750             23.350
      Exercised.................................................    (8,066)              0.10
                                                                   -------     --------------
    Outstanding, March 31, 2001.................................   381,320     $0.10 - 38.625
                                                                   =======     ==============

     The options outstanding at March 31, 2001 expire from dates ranging to January 31, 2011.

(c) NET INCOME PER SHARE

                                                            INCOME          SHARES        PER SHARE
                                                          (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                          -----------    -------------    ---------
    Basic net income per share..........................  $3,062,000      16,752,085        $0.18
    Effect of dilutive securities
      Share options.....................................                     101,229
                                                          ----------       ---------        -----
    Diluted net income per share........................  $3,062,000      16,853,314        $0.18

     As at March 31, 2001, the Company had 138,000 stock options outstanding with exercise prices ranging from $26.12 to $38.62. These options were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the Company's shares for the three months then ended.

(d) WARRANTS

    Outstanding, December 31, 2000..............................    400,000
    Outstanding, March 31, 2001.................................    400,000

     The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001.

6.   OTHER:

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE NET INCOME

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                 2001       2000
                                                                -------    -------
Net income..................................................    $ 3,062    $ 3,609
Other comprehensive income adjustments
  Foreign currency translation..............................     (2,752)    (1,233)
                                                                -------    -------
Comprehensive net income in accordance with United States
  GAAP......................................................    $   310    $ 2,376
                                                                =======    =======

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three months ended March 31, 2001 compared to the three months ended March 31, 2000. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company's Annual Report and Report on Form 40-F for the year ended December 31, 2000. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no material measurement differences between Canadian and United States generally accepted accounting principles. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At March 31, 2001, the Company operated from over 80 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     During the first three months of 2001, the Company held its largest auction sale ever conducted in North America at Ocala, Florida generating gross auction sales of more than $52 million. The Company also opened a new permanent auction site in North East Maryland, replacing an existing regional auction unit.

RESULTS OF OPERATIONS

AUCTION REVENUES

     Auction revenues of $25.4 million for the three months ended March 31, 2001 decreased by $1.3 million, or 4.9%, from the comparable period in 2000 due to a lower average auction revenue rate. Gross auction sales of $289.7 million for the three months ended March 31, 2001 were essentially unchanged from the comparable period in the prior year. Results for 2001 included significant auctions in Ocala, Florida; Fort Worth, Texas; and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the first quarter of 2001 the auction revenue rate of 8.78% was marginally lower than the long-term average and lower than the unusually high 9.23% rate experienced in the comparable period of 2000. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $3.9 million for the three months ended March 31, 2001 were essentially unchanged compared to the three months ended March 31, 2000. As a percentage of gross auction sales, direct expenses were 1.34% for the three months ending March 31, 2001, marginally lower than the 1.35% experienced in the first three months of 2000. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should average approximately 1.5% over the course of a full year.

DEPRECIATION AND AMORTIZATION EXPENSE

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of a business acquisition in 1999. In the three-month period ended March 31, 2001, depreciation and amortization expense was $2.1 million, compared to $1.7 million in the comparable 2000 period. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the three months ended March 31, 2001, the Company incurred G&A of $14.6 million, as compared to $15.1 million for the comparable three-month period in 2000. This decrease is attributable to costs associated with a Company-wide meeting held in January 2000 partially offset by increased costs in 2001 related to an increase in employee numbers and infrastructure to support the growth initiatives of the Company.

INCOME FROM OPERATIONS

     Income from operations was $4.9 million in the three months ended March 31, 2001 compared to $6.0 million in 2000. The decline is primarily the result of a decrease in auction revenues in the first quarter of 2001.

INTEREST EXPENSE

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the three months ended March 31, 2001 was $1.0 million, compared to $0.7 million incurred in the three months ended March 31, 2000. The increase resulted primarily from debt incurred to finance the development of additional permanent auction sites. During the quarter, the Company capitalized $0.4 million (2000 -- $0.3) of interest related to properties under development during the period. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites. See "-- Overview" and "Liquidity and Capital Resources."

OTHER INCOME

     Other income arises primarily from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the three months ended March 31, 2001 of $0.4 million increased by $0.1 million over the comparable 2000 period. The increase is attributable to the sale of certain property held for resale partially offset by the write down of certain other properties held for resale.

INCOME TAXES

     Income taxes of $1.3 million for the three months ended March 31, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 29.8% is lower than the 35.9% rate the Company experienced in the comparable 2000 period due to the different jurisdictions within which the Company operates and earns its income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At March 31, 2001, working capital including cash was $26.0 million, compared to $30.9 million at December 31, 2000.

     Net capital expenditures by the Company during the three months ended March 31, 2001 were $2.3 million as compared to $12.8 million for the three months ended March 31, 2000. In the 2001 period, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $96.2 million and to credit lines for funding property acquisitions of approximately $90.2 million. At March 31, 2001, bank debt relating to operations totaled $0.4 million, and bank debt related to property acquisitions and a business acquisition totaled $67.1 million, leaving net credit lines of $95.8 million available for operations and $23.1 million available for property acquisitions. See "-- Overview".

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual report for 2000 filed on Form 40-F on March 23, 2001. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER
------                                 DESCRIPTION
  *3.1         Articles of Amalgamation, as amended
  *3.2         By-laws
  *4.1         Form of common share certificate
   4.2         Description of capital shares contained in the Articles of
               Amalgamation (see Exhibit 3.1)
   4.3         Description of rights of securityholders contained in the
               By-laws (see Exhibit 3.2)
 *10.1         1997 Stock Option Plan, as amended
 *10.2         Form of Indemnity Agreement for directors and officers
**10.3         Asset Purchase Agreement dated as of February 19, 1999 among
               Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and
               certain other parties
**10.4         Loan Agreement dated as of March 26, 1999 between Ritchie
               Bros. U.S. Finance Limited Partnership (Delaware), Ritchie
               Bros. Auctioneers Incorporated and U.S. Bank National
               Association.

---------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

** Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RITCHIE BROS. AUCTIONEERS INCORPORATED
                                                            (Registrant)



Date May 11, 2001                                        By /s/ ROBERT S. ARMSTRONG
                                               ----------------------------------------------
                                                            Robert S. Armstrong,
                                                            Corporate Secretary